FIRST UNITED STATES CORPORATION
                              4261 Northside Drive
                             Atlanta, Georgia 30327

                                  June 25, 2004

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:   FIRST UNITED STATES CORPORATION
               APPLICATION FOR WITHDRAWAL OF REGISTRATION
               STATEMENT ON FORM SB-2
               FILE NO.: 333-110319
Dear Sirs:

      Please be advised that First United States Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 filed with the Commission on November 7, 2003 (File No. 333-110319) (the "Registration Statement"). This Application for Withdrawal is made in light of the resignation of Mr. Thomas T. Prousalis, Jr. as prior counsel, and the rescission and cancellation of stock held by trusts for his children. After careful consideration and taking into account the advice of the Registrant's auditors, management has determined that the Registrant should be restructured to reflect these changes and a new audit report prepared. The Registrant intends to file a new registration statement with the Commission upon completion of the restructuring. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

      If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact John W. Ringo, Attorney for the Registrant, at (770) 952-1904.

                                                 Very truly yours,

                                                 First United States Corporation


                                                 By: /s/ Cameron Adair
                                                     ---------------------------
                                                         Cameron Adair
                                                         Chief Executive Officer